Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

May 21, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631

Ply Gem Industries, Inc.
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-166013)

Ladies and Gentlemen:

On behalf of Ply Gem Industries, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 3 (“Amendment No. 3”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on May 11, 2010.

Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Jay E. Ingram, dated May 17, 2010 (the “Comment Letter”).  Amendment No. 3 also includes updated financial information for the quarter ended April 3, 2010.  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 3 and to the prospectus included therein.

Ply Gem Industries, Inc.

The Company has asked us to convey the following as its responses to the Staff:

Federal Income Tax Considerations, page 154

1.
We note the revised disclosure in response to comment nine of our letter dated May 3, 2010.  Please revise to state that the discussion of the material U.S. federal income tax considerations is the opinion of counsel.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 150 of Amendment No. 3.

Original Issue Discount, page 155

2.
Refer to comment 13 of our letter dated May 3, 2010.  Please remove the words “[i]n general” immediately below the caption or heading or describe the basis for any uncertainty of the federal income tax consequence discussed.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 151 of Amendment No. 3.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3586 or John C. Kennedy at (212) 373-3025.

Sincerely,

/s/ Krista A. McDonough

Krista A. McDonough

cc:           Shawn K. Poe
Ply Gem Industries, Inc.

John C. Kennedy
Paul, Weiss, Rifkind, Wharton & Garrison LLP